March 12, 2014

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	DNA Precious Metals, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
Filed February 11, 2014
File No. 333-193873

Dear Mr. Reynolds:

DNA Precious Metals, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Form RW filed on March 10, 2014.  The Form RW is being withdrawn because it had the incorrect SEC File Number (File No. 333-19383).  The Company is filing a new form RW with the correct SEC File Number (333-193873).

Please feel free to contact Frederick M. Lehrer, Esquire at (321) 972-8060 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/  Tony Giuliano

Tony Giuliano
Chief Executive Officer

9125 rue Pascal-Gagnon, Suite 204   •   Montréal, Québec, H1P 1Z4
Tel: +1 514-852-2111   •   Fax: +1 514-852-2221
 www.dnapreciousmetals.com